Tenzing Acquisition Corp.

250 West 55th Street

New York, New York 10019

July 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: John Reynolds

Re:	Tenzing Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted June 19, 2018
CIK No. 0001742927

Dear Mr. Reynolds:

Tenzing Acquisition Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 16, 2018, regarding our Registration Statement on Form S-1 being filed simultaneously herewith (the “Registration Statement”).

For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Summary

In response to the Staff’s comment, we intend to provide any such written communications under a separate cover. We confirm that potential investors have not, and will not, retain copies of any such communications.

The Offering, page 7

2. We note your disclosure that your initial shareholders have agreed to vote their founder shares in favor of any proposed initial business combination. Please disclose the approximate percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.

We have complied with the Staff's request and provided such disclosure on page 13 of the Registration Statement.

3. Please disclose whether you may legally extend your time period beyond 24 months and if so, clarify the procedures you would follow.

We have complied with the Staff's request and provided such disclosure on page 16 of the Registration Statement.

Redemption, page 9

4. Please provide a hypothetical example for the calculation in the first paragraph on page 10 and disclose the page where you define “fair market value.”

We have complied with the Staff's request and provided such disclosure on page 10 of the Registration Statement. Please note that the term “fair market value” is defined later in the relevant paragraph.

Management, page 95

5. Please revise to clarify Mr. Thapar’s business experience during the past five years. See Item 401(e) of Regulation S-K.

We have complied with the Staff's request and provided such disclosure on page 99 of the Registration Statement.

Reasons for our Choice of Incorporating in the British Virgin Islands, page 147

6. We note the statement that BVI law mitigates the risk of the assets of a shareholder being used to satisfy the liabilities of the company. Please reconcile with the statements in the first risk factor on page 28.

We have complied with the Staff's request and revised the disclosure on page 147 of the Registration Statement.

7. We also note the statement that BVI law provides significantly less protection for investors. Please advise us where the prospectus identifies such differences in protection for investors.

We have complied with the Staff's request and revised the disclosure on page 147 of the Registration Statement.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Rahul Nayar
Name: Rahul Nayar
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

      Loeb & Loeb LLP